Exhibit 99.1

NICE Announces the Appointment of a New CEO

Scott Russell will succeed Barak Eilam as Chief Executive Officer effective January 1, 2025

Hoboken, New Jersey, August 15, 2024 - NICE (NASDAQ: NICE) today announced that its Board of Directors has appointed Scott Russell as the company’s new Chief Executive Officer, effective January 1st 2025, to succeed Barak Eilam, who, as previously announced, will retire and step down by the end of 2024 after more than 10 years as CEO and 25 years at NICE.

Scott brings tremendous experience, having spent more than 25 years in the enterprise software sector. For the last 14 years, Scott was at SAP, most recently as a member of the Executive Board of the Company and Global Chief Revenue Officer, leading Customer Success including global sales, partners, and customer engagement responsible for $31 billion of revenues spearheading the company’s transformation to cloud revenues. He also served as Chairman of SAP North America and Chairman of multiple business units of the SAP portfolio, and previously served on Qualtrics’ Board of Directors. As an Executive Board Member of SAP, he supported M&A, planning, market guidance, and corporate governance.

Prior to his roles at SAP, Scott worked at IBM and PWC. Scott has a bachelor’s degree in computer and information sciences from Federation University, and a post graduate degree in business from Deakin University at Geelong Campus, Australia. Scott will be based in NICE’s Hoboken, NJ office.

“We are thrilled to welcome Scott as the new CEO of NICE,” said David Kostman, Chairman of the Board of Directors. “His extensive enterprise software experience in adjacent markets and leadership at global scale will be instrumental as he leads NICE through its next phase of growth. I am confident that Scott’s background, personality, energy, and drive, will take NICE to new heights as we continue to execute on our platform strategy leveraging cloud, digital and AI. I want to take this opportunity to again express our gratitude to Barak for the transformative years of NICE under his leadership, propelling the company to undisputed leadership across its markets. I am also very pleased that Barak agreed to continue as CEO until the end of the year and that he will be working with Scott on an orderly transition into 2025.”

Scott Russell shared, “I am honored to take on the role of CEO at such an exciting time for NICE. We have an incredible opportunity ahead of us as NICE continues to lead the digital and AI transformation and provides a unique platform for growth in the coming years. I am highly impressed by the culture of the company, the innovative product portfolio, and its strong global presence and leadership position. I look forward to working with the talented team at NICE to continue to build on the heritage and success NICE has had over the last decade and lead the company into its next phase of growth.”

"It has been a privilege and a pleasure to lead NICE over the past 10 years.” said Barak Eilam CEO of NICE. “Alongside our 8,500 dedicated NICErs, we have significantly scaled the company, establishing it as the leader in all its respective markets. Over the past decade, our outstanding leadership team has driven accelerated growth, achieved remarkable profitability, and built a robust recurring revenue stream resulting in tremendous value creation. With such a strong foundation, NICE is well-positioned for a leadership transition, and I am confident it will continue to thrive under Scott’s leadership. I will continue to lead NICE through the end of 2024 and support the transition during the early part of 2025.”

Mr. Russell’s appointment follows a process led by the Board of Directors and supported by Spencer Stuart, a leading global executive search firm.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###